June 28, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Astro-Med, Inc.
Item 4.01 Form 8-K/A
(File No. 000-13200)

Ladies and Gentlemen:

         In connection with the filing by the Astro-Med,Inc. (the "Company") of its amended current report on Form 8-K/A in response to those certain comments received by the Securities and Exchange Commission (the "Commission") regarding the Company's
Form 8-K filed with the Commission on June 15, 2005, we hereby acknowledge that:

        o    the Company is responsible for the adequacy and accurateness of the disclosures made in its filings;

        o    Commission staff comments or changes to the Company's disclosures made in response to Commission staff comments does not foreclose the Commission from taking any action with respect to the Company's filing of its Schedule 14D-9; and

        o    without prejudice to the Company's right to disclose Commission staff comments and the Company's responses thereto in any proceeding, the Company may not assert Commission staff comments as a defense in any proceeding initiated by the
             Commission or any person under the Federal securities laws of the United States.

                                                              Very truly yours,

                                                              S/Joseph P. O'Connell
                                                              Joseph P. O'Connell,
                                                              Vice President, Treasurer and Chief
                                                              Financial Officer